Jean-François Pruneau

Phone: (514) 380-4144

Email : jean-francois.pruneau@quebecor.com

January 16, 2013

BY FACSIMILE AND EDGAR

Mr. Larry Spirgel,

Assistant Director,

Division of Corporation Finance,

U.S. Securities and Exchange Commission,

Mail Stop 3720,

100 F Street, N.E.,

Washington, DC 20549-3628

RE:	Quebecor Media Inc. (the “Company”) — Form 20-F for the fiscal year ended December 31, 2011, as filed on March 22, 2012 (File No. 333-13792)

Dear Mr. Spirgel:

Reference is made to the Staff’s response letter, dated January 3, 2013, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed on March 22, 2012 (File No. 333-13792).

The Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing, and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

QUEBECOR MEDIA INC.

By:	/S/ Jean-François Pruneau

Name:	Jean-François Pruneau
Title:	Chief Financial Officer

Quebecor Media

612 St. Jacques Street

Montreal (Quebec)

H3C 4M8

Canada